UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-36515

Materialise NV

Technologielaan 15

3001 Leuven

Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

This Form 6-K is incorporated by reference into the registrant’s Registration Statement on Form F-3 (File No. 333-213649).

Fourth Quarter and Full Year 2025 Financial Results

Except as otherwise required by the context, references to “Materialise,” “Company,” “we,” “us,” and “our” are to Materialise NV and its subsidiaries.

Fourth Quarter 2025 Financial Results

Total revenue for the fourth quarter of 2025 increased 6.8% to 70,164 kEUR from 65,680 kEUR for the fourth quarter of 2024.

Revenue from our Materialise Medical segment increased 16.3% to 37,016 kEUR for the fourth quarter of 2025, compared to 31,837 kEUR for the same period in 2024.

Revenue from our Materialise Software segment decreased 1.3% to 10,974 kEUR from 11,124 kEUR for the same quarter last year.

Revenue from our Materialise Manufacturing segment decreased 2.4% to 22,174 kEUR from 22,719 kEUR for the fourth quarter of 2024.

Consolidated gross profit increased 12.2% to 40,791 kEUR for the fourth quarter of 2025 from 36,365 kEUR for the same period last year. Gross profit as a percentage of revenue improved to 58.1%, compared to 55.4%.

Research and development (“R&D”), sales and marketing (“S&M”), and general and administrative (“G&A”) expenses remained in aggregate stable at 38,938 kEUR for the fourth quarter of 2025 compared to 38,990 kEUR for the prior year period, while the fourth quarter of 2025 included non-recurring costs related to the Euronext listing of 750 kEUR.

Net other operating income decreased to 1,258 kEUR compared to 1,357 kEUR for the fourth quarter of 2024.

The operating result was 3,111 kEUR, compared to (1,268) kEUR for the fourth quarter of 2024.

Net financial result for the fourth quarter of 2025 was 2,400 kEUR, compared to 3,301 kEUR for the corresponding period of 2024.

The fourth quarter of 2025 contained net tax income of 695 kEUR, compared to 874 kEUR for the fourth quarter of 2024.

As a result of the above, net profit for the fourth quarter of 2025 was 6,206 kEUR, compared to 2,907 kEUR for the same period in 2024.

At December 31, 2025, we reported 133,918 kEUR cash and cash equivalents on our balance sheet compared to 102,304 kEUR at December 31, 2024. Gross debt amounted to 63,113 kEUR compared to 41,284 kEUR at December 31, 2024. As a result, our net cash position (cash and cash equivalents less gross debt) was 70,805 kEUR, an increase of 9,785 KEUR compared to December 31, 2024.

Cash flow from operating activities for the fourth quarter of the year 2025 was 5,274 kEUR, compared to 6,218 kEUR for the same period in 2024. Total capital expenditures for the fourth quarter of the year 2025 amounted to 4,411 kEUR. The generated free cash flow over the fourth quarter of 2025 amounted to 4,511 kEUR.

Net shareholders’ equity at December 31, 2025 was 255,482 kEUR compared to 248,492 kEUR at December 31, 2024, representing an increase of 2.8%.

Adjusted EBITDA increased to 9,524 kEUR for the fourth quarter of 2025 from 4,306 kEUR for the 2024 period. Adjusted EBIT amounted to 3,980 kEUR, compared to (1,195) kEUR for the same period in 2024.

Adjusted EBITDA from our Materialise Medical segment was 13,024 kEUR compared to 9,547 kEUR, while the Adjusted EBITDA margin for the segment (segment Adjusted EBITDA divided by segment revenue)_was 35.2%, compared to 30.0% for the prior-year period.

Adjusted EBITDA from our Materialise Software segment amounted to 1,701 kEUR compared to 1,123 kEUR, while the Adjusted EBITDA margin for the segment was 15.5%, compared to 10.1% for the prior-year period.

Adjusted EBITDA from our Materialise Manufacturing segment increased to (2,199) kEUR compared to (2,989) kEUR, while the Adjusted EBITDA margin for the segment was (9.9)% compared to (13.2)% for the prior-year period.

Full Year 2025 Financial Results

Total revenues for the year ended December 31, 2025 remained stable at 267,633 kEUR compared to 266,765 kEUR for the year ended December 31, 2024.

Revenues from our Materialise Medical segment grew by 15.4% for the year ended December 31, 2025 to 134,239 kEUR from 116,358 kEUR for the year ended December 31, 2024.

Revenues from our Materialise Software segment decreased 6.8% to 40,907 kEUR for the year ended December 31, 2025 compared to 43,899 kEUR for the year ended December 31, 2024.

Revenues from our Materialise Manufacturing segment decreased 13.2% to 92,486 kEUR for the year ended December 31, 2025 from 106,508 kEUR for the year ended December 31, 2024.

Consolidated gross profit increased 1.4% to 152,949 kEUR from 150,826 kEUR last year. Gross profit as a percentage of revenue increased to 57.1%, compared to 56.5% in 2024.

Research and development (“R&D”) expenses increased by 3.8% to 46,089 kEUR mainly reflecting higher investments in our Materialise Medical segment. Other operational expenses, including sales and marketing (“S&M”) and general and administrative (“G&A”) expenses, increased in aggregate over the full year 2025 by only 0.5% compared to 2024 to 101,714 kEUR.

Net other operating income was 3,789 kEUR compared to 4,223 kEUR for 2024.

Operating result amounted to 8,936 kEUR for the year ended December 31, 2025 compared to 9,432 kEUR in the prior year.

Net financial result amounted to (1,648) kEUR, compared to net financial result of 4,707 kEUR for the year ended December 31, 2024 reflecting the significantly higher impact of unfavorable exchange rate fluctuations in 2025.

Income taxes amounted to 429 kEUR compared to (733) kEUR for the year ended December 31, 2024.

As a result, net profit was 7,716 kEUR for 2025 compared to a net profit of 13,406 kEUR in 2024.

Cash flow from operating activities for the year ended December 31, 2025 was 25,319 kEUR compared to 31,456 kEUR for the year ended December 31, 2024. Total capital expenditures for the year ended December 31, 2025 amounted to 16,261 kEUR. The generated free cash flow over 2025 amounted to 15,615 kEUR.

Adjusted EBITDA for 2025 improved to 32,386 kEUR compared to 31,484 kEUR for 2024. The Adjusted EBITDA margin (Adjusted EBITDA divided by total revenue) improved to 12.1% in 2025, compared to 11.8% in 2024. Adjusted EBIT for 2025 increased to 10,601 kEUR compared to 9,741 kEUR for 2024. The Adjusted EBIT margin (Adjusted EBIT divided by total revenue) for 2025 increased to 4.0%, compared to 3.7% for 2024.

Adjusted EBITDA from our Materialise Medical segment increased to 42,983 kEUR from 35,562 kEUR. The segment’s Adjusted EBITDA margin improved to 32.0% in 2025, compared to 30.6% in 2024.

Adjusted EBITDA from our Materialise Software segment decreased to 5,469 kEUR from 5,562 kEUR in 2024. The segment’s Adjusted EBITDA margin improved to 13.4% in 2025, compared to 12.7% in 2024.

Adjusted EBITDA from our Materialise Manufacturing segment amounted to (4,236) kEUR compared to 1,660 kEUR. The segment’s Adjusted EBITDA margin was (4.6)% in 2025, compared to 1.6% in 2024.

Non-IFRS Measures

Materialise uses EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA as supplemental financial measures of its financial performance. EBIT is calculated as net profit plus income taxes, financial expenses (less financial income) and shares of profit or loss in a joint venture. EBITDA is calculated as net profit plus income taxes, financial expenses (less financial income), shares of profit or loss in a joint venture and depreciation and amortization. Adjusted EBIT and Adjusted EBITDA are determined by adding to EBIT and EBITDA, respectively (i) share-based compensation expenses, (ii) acquisition or divestiture-related expenses of business combinations, (iii) impairments and revaluation of fair value due to business combinations and (iv) costs incurred in relation to corporate initiatives, restructurings or reorganizations that are of a non-recurring nature. Management believes these non-IFRS measures to be important measures as they exclude the effects of items which primarily reflect the impact of financing decisions and, in the case of EBITDA and Adjusted EBITDA, long term investment, rather than the performance of the company’s day-to-day operations. The company also uses segment Adjusted EBITDA to evaluate the performance of its three business segments. As compared to net profit, these measures are limited in that they do not reflect the cash requirements necessary to service interest or principal payments on the company’s indebtedness and, in the case of EBITDA and Adjusted EBITDA, these measures are further limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business, or the changes associated with impairments. Management evaluates such items through other financial measures such as financial expenses, capital expenditures and cash flow provided by operating activities. The company believes that these measurements are useful to measure a company’s ability to grow or as a valuation measurement. The company’s calculation of EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. The company’s presentation of EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA should not be construed to imply that its future results will be unaffected by unusual or non-recurring items.

Exchange Rate

This document contains translations of certain euro amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from euros to U.S. dollars in this document were made at a rate of EUR 1.00 to USD 1.1750, the reference rate of the European Central Bank on December 31, 2025.

About Materialise

Materialise NV incorporates more than three decades of 3D printing experience into a range of software solutions and 3D printing services that empower sustainable 3D printing applications. Our open, secure, and innovative end-to-end solutions enable flexible industrial manufacturing and mass personalization in various industries — including healthcare, automotive, aerospace, eyewear, art and design, wearables, and consumer goods. Headquartered in Belgium and with branches worldwide, Materialise NV combines the largest group of software developers in the industry with one of the world's largest and most complete 3D printing facilities.

Consolidated income statements (Unaudited)

	for the three months ended December 31,			for the twelve months ended December 31,
In '000	2025	2025	2024	2025	2024
	U.S.$	€	€	€	€
Revenue	82,442	70,164	65,680	267,633	266,765
Cost of Sales	(34,513)	(29,373)	(29,315)	(114,684)	(115,940)
Gross Profit	47,929	40,791	36,365	152,949	150,826
Gross profit as % of revenue	58.1%	58.1%	55.4%	57.1%	56.5%

Research and development expenses	(14,235)	(12,115)	(12,099)	(46,089)	(44,400)
Sales and marketing expenses	(19,042)	(16,206)	(16,490)	(61,591)	(61,620)
General and administrative expenses	(12,474)	(10,617)	(10,402)	(40,122)	(39,597)
Net other operating income (expenses)	1,478	1,258	1,357	3,789	4,223
Operating (loss) profit	3,656	3,111	(1,268)	8,936	9,432

Financial expenses	2,088	1,777	1,113	(5,616)	(2,969)
Financial income	732	623	2,188	3,968	7,677
(Loss) profit before taxes	6,476	5,510	2,033	7,287	14,139

Income Taxes	817	695	874	429	(733)
Net (loss) profit for the period	7,293	6,206	2,907	7,716	13,406
Net (loss) profit attributable to:
The owners of the parent	7,292	6,206	2,917	7,718	13,436
Non-controlling interest	-	-	(10)	(2)	(30)

Earning per share attributable to owners of the parent
Basic	0.12	0.11	0.05	0.13	0.23
Diluted	0.12	0.11	0.05	0.13	0.23

Weighted average basic shares outstanding	59,067	59,067	59,067	59,067	59,067
Weighted average diluted shares outstanding	59,077	59,077	59,148	59,072	59,105

Consolidated statements of comprehensive income (Unaudited)

	for the three months ended December 31,			for the twelve months ended December 31,
In 000€	2025	2025	2024	2025	2024
	U.S.$	€	€	€	€
Net profit (loss) for the period	7,293	6,206	2,907	7,716	13,406
Other comprehensive income
Recycling
Exchange difference on translation of foreign operations	(2,848)	(2,424)	(1,478)	(1,257)	(1,795)
Non-recycling
Fair value adjustments through OCI - Equity instruments	304	258	3	258	3
Other comprehensive income (loss), net of taxes	(2,544)	(2,165)	(1,475)	(999)	(1,792)
Total comprehensive income (loss) for the year, net of taxes	4,748	4,041	1,432	6,718	11,615
Total comprehensive income (loss) attributable to:
The owners of the parent	4,749	4,042	1,445	6,712	11,647
Non-controlling interests	(2)	(1)	(13)	5	(34)

Consolidated statement of financial position (Unaudited)

	As of December 31,	As of December 31,
In 000€	2025	2024
Assets
Non-current assets
Goodwill	43,161	43,391
Intangible assets	25,639	29,973
Property, plant & equipment	112,854	111,331
Right-of-Use assets	5,429	7,719
Deferred tax assets	3,971	3,523
Investments in convertible loans	-	3,994
Other non-current assets	5,983	5,893
Total non-current assets	197,038	205,823
Current assets
Inventories	14,904	16,992
Trade receivables	54,938	53,052
Other current assets	15,533	18,166
Cash and cash equivalents	133,918	102,304
Assets held for sale	4,314	-
Total current assets	223,607	190,513
Total assets	420,646	396,336

	As of December 31,	As of December 31,
In 000€	2025	2024
Equity and liabilities
Equity
Share capital	4,487	4,487
Share premium	203,895	233,895
Retained earnings and other reserves	47,180	10,196
Equity attributable to the owners of the parent	255,562	248,578
Non-controlling interest	(80)	(86)
Total equity	255,482	248,492
Non-current liabilities
Loans & borrowings	49,726	23,175
Lease liabilities	3,063	5,112
Deferred tax liabilities	2,660	3,202
Deferred income	17,344	13,268
Other non-current liabilities	486	910
Total non-current liabilities	73,280	45,666
Current liabilities
Loans & borrowings	7,759	10,383
Lease liabilities	2,565	2,614
Trade payables	20,125	23,348
Tax payables	748	1,432
Deferred income	43,523	45,998
Other current liabilities	16,362	18,403
Liabilities held for sale	802	-
Total current liabilities	91,884	102,178
Total equity and liabilities	420,646	396,336

Consolidated statement of cash flows (Unaudited)

	for the twelve months ended December 31,
In 000€	2025	2024
Operating activities
Net (loss) profit for the period	7,716	13,406
Non-cash and operational adjustments	23,179	18,655
Depreciation of property plant & equipment	15,274	15,372
Amortization of intangible assets	6,431	6,435
(Gain) on bargain purchase	-	(23)
Share-based payment expense	266	285
Loss (gain) on disposal of intangible assets and property, plant & equipment	(85)	(312)
Government grants	(319)	(57)
Movement in provisions	(184)	539
Movement reserve for bad debt and slow moving inventory	723	236
Financial income	(3,957)	(7,575)
Financial expense	5,612	3,012
Impact of foreign currencies	(136)	29
(Deferred) income taxes	(446)	714
Working capital adjustments	(8,843)	(1,418)
Decrease (increase) in trade receivables and other receivables	(2,671)	(1,037)
Decrease (increase) in inventories and contracts in progress	(904)	(372)
Increase (decrease) in deferred revenue	(265)	1,270
Increase (decrease) in trade payables and other payables	(5,003)	(1,279)
Income tax paid	(1,076)	(3,152)
Interest received	4,343	3,965
Net cash flow from operating activities	25,319	31,456

	for the twelve months ended December 31,
In 000€	2025	2024
Investing activities
Purchase of property, plant & equipment	(14,092)	(24,649)
Purchase of intangible assets	(2,169)	(1,728)
Proceeds from the sale of property, plant & equipment & intangible assets (net)	389	458
Acquisition of subsidiary (net of cash)	-	(2,670)
Convertible loan to third party	2,500	-
Capital government grants received	3,669	-
Net cash flow used in investing activities	(9,703)	(28,588)
Financing activities
Proceeds from loans & borrowings	35,000	-
Repayment of loans & borrowings	(11,054)	(23,267)
Repayment of leases	(3,067)	(3,122)
Capital increase	-	-
Interest paid	(1,712)	(1,337)
Other financial income (expense)	(2,145)	81
Dividends paid to equity holders of the parent	0	-
Net cash flow from (used in) financing activities	17,023	(27,644)
Net increase/(decrease) of cash & cash equivalents	32,638	(24,776)
Cash & Cash equivalents at the beginning of the year	102,304	127,573
Exchange rate differences on cash & cash equivalents	(1,024)	(492)
Cash & cash equivalents at end of the period	133,918	102,304

Reconciliation of Net Profit (Loss) to EBITDA and Adjusted EBITDA (Unaudited)

	for the three months ended December 31,		for the twelve months ended December 31,
In 000€	2025	2024	2025	2024
Net profit (loss) for the period	6,206	2,907	7,716	13,406
Income taxes	(695)	(874)	(429)	733
Financial expenses	(1,777)	(1,113)	5,616	2,969
Financial income	(623)	(2,188)	(3,968)	(7,677)
Depreciation and amortization	5,544	5,501	21,785	21,742
EBITDA	8,655	4,234	30,721	31,175
Share-based compensation expense (1)	74	72	266	285
Restructuring and corporate initiatives (2)	795	-	1,400	-
Acquisition-related expenses of business combinations (3)	-	-	-	24
Adjusted EBITDA	9,524	4,306	32,386	31,484

(1) Share-based compensation expense represents the cost of equity-settled and share-based payments to employees.

(2) Non-recurring costs related to corporate initiatives, restructurings or reorganizations

(3) Acquisition-related expenses of business combinations represent expenses incurred in connection with the acquisition of Feops.

Reconciliation of Net Profit (Loss) to EBIT and Adjusted EBIT (Unaudited)

	for the three months ended December 31,		for the twelve months ended December 31,
In 000€	2025	2024	2025	2024
Net profit (loss) for the period	6,206	2,907	7,716	13,406
Income taxes	(695)	(874)	(429)	733
Financial expenses	(1,777)	(1,113)	5,616	2,969
Financial income	(623)	(2,188)	(3,968)	(7,677)
EBIT	3,111	(1,268)	8,936	9,432
Share-based compensation expense (1)	74	72	266	285
Restructuring and corporate initiatives (2)	795	-	1,400	-
Acquisition-related expenses of business combinations (3)	-	-	-	24
Adjusted EBIT	3,980	(1,195)	10,601	9,741

(1) Share-based compensation expense represents the cost of equity-settled and share-based payments to employees.

(2) Non-recurring costs related to corporate initiatives, restructurings or reorganizations

(3) Acquisition-related expenses of business combinations represent expenses incurred in connection with the acquisition of Feops.

Segment P&L (Unaudited)

In 000€	Materialise Medical	Materialise Software	Materialise Manufacturing	Total segments	Unallocated (1)	Consolidated
For the three months ended December 31, 2025
Revenues	37,016	10,974	22,174	70,164	(0)	70,164
Segment (adj) EBITDA	13,024	1,701	(2,199)	12,526	(3,001)	9,524
Segment (adj) EBITDA %	35.2%	15.5%	-9.9%	17.9%		13.6%
For the three months ended December 31, 2024
Revenues	31,837	11,124	22,719	65,680	0	65,680
Segment (adj) EBITDA	9,547	1,123	(2,989)	7,681	(3,375)	4,306
Segment (adj) EBITDA %	30.0%	10.1%	-13.2%	11.7%		6.6%

In 000€	Materialise Medical	Materialise Software	Materialise Manufacturing	Total segments	Unallocated (1)	Consolidated
For the twelve months ended December 31, 2025
Revenues	134,239	40,907	92,486	267,633	(0)	267,633
Segment (adj) EBITDA	42,983	5,469	(4,236)	44,217	(11,830)	32,386
Segment (adj) EBITDA %	32.0%	13.4%	-4.6%	16.5%		12.1%
For the twelve months ended December 31, 2024
Revenues	116,358	43,899	106,508	266,765	0	266,765
Segment (adj) EBITDA	35,562	5,562	1,660	42,784	(11,300)	31,484
Segment (adj) EBITDA %	30.6%	12.7%	1.6%	16.0%		11.8%

(1)  Unallocated segment adjusted EBITDA consists of corporate research and development and corporate other operating income (expense), and the added share-based compensation expenses, acquisition or divestiture-related expenses of business combinations, impairments and revaluation of fair value of business combinations and non-recurring costs related to corporate initiatives, restructurings and reorganizations that are included in Adjusted EBITDA and that are not allocated to the reporting segments .

Reconciliation of Net Profit (Loss) to Segment adjusted EBITDA (Unaudited)

	for the three months ended December 31,		for the twelve months ended December 31,
In 000€	2025	2024	2025	2024
Net profit (loss) for the period	6,206	2,907	7,716	13,406
Income taxes	(695)	(874)	(429)	733
Financial expenses	(1,777)	(1,113)	5,616	2,969
Financial income	(623)	(2,188)	(3,968)	(7,677)
Operating (loss) profit	3,111	(1,268)	8,936	9,432
Depreciation and amortization	5,544	5,501	21,785	21,742
Corporate research and development	1,022	1,006	3,949	3,681
Corporate headquarter costs	3,562	2,717	12,048	10,254
Other operating income (expense)	(713)	(276)	(2,901)	(2,350)
Segment restructuring and reorganization	-	-	400	-
Acquisition-related expenses of business combinations (1)		-	-	24
Segment adjusted EBITDA	12,526	7,681	44,217	42,784

(1) Acquisition-related expenses of business combinations represent expenses incurred in connection with the acquisition of Feops.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATERIALISE NV

By:	/s/ Brigitte de Vet-Veithen
Name:	Brigitte de Vet-Veithen

De Vet Management BV
Title:	Chief Executive Officer

Date: February 19, 2026